

May 3, 2012

Via E-mail
Mr. Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

> **RE:** **The Blackstone Group L.P.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-33551**

Dear Mr. Tosi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Item 1. Business
Capital Invested In and Alongside Our Investment Funds, page 14

2. Please tell us whether there is any impact of co-investments and side-by-side investments on your consolidated financial statements. In your discussion of other income on page 79, you discuss how the declines in the income of Private Equity and Real Estate consolidated side-by-side entities impacted net gains (losses) from fund investment activities. Please help us

better understand the nature of these side-by-side entities and whether they relate to side-by-side investments.

Management's Discussion and Analysis, page 67
Consolidated Results of Operations, page 77

3. Please provide a discussion of net income (loss) attributable to non-controlling interests in consolidated entities and net income (loss) attributable to non-controlling interests in Blackstone Holdings to provide investors with a better understanding of the underlying reasons for changes in these line items from period to period. Please also discuss the underlying reasons for changes in the net income (loss) of your consolidated funds. In this regard, net income (loss) attributable to redeemable non-controlling interests in consolidated entities decreased from income of $84.8 million during the year ended December 31, 2010 to a loss of $32.5 million for the year ended December 31, 2011. In a similar manner, there were significant fluctuations in the amounts of net income (loss) attributable to non-controlling interests in consolidated entities which are not redeemable and to non-controlling interests in Blackstone Holdings from the year ended December 31, 2010 to the year ended December 31, 2011. Please also discuss these amounts as a percentage of total net income (loss) and to the extent necessary, how such amounts are calculated. Refer to Item 303(a)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

4. Please provide a comprehensive discussion and analysis of the changes in your provision (benefit) for taxes and corresponding effective tax rate from period to period. The reconciliation provided on page 175 indicates there were multiple significant items that impacted your effective income tax rate during the year ended December 31, 2011, including equity-based compensation and the change in tax rate. For each significant item, please discuss both the impact on your actual historical financial statements as well as the expected impact on future periods. Refer to Item 303(a)(3) of Regulation S-K and the corresponding instructions and Section 501.12 of the Financial Reporting Codification for guidance.

Other Income, page 79

5. You recorded $197.8 million of other income during the year ended December 31, 2011 as a result of the reduction in amounts due to certain non-controlling interest holders in connection with the tax receivable agreement. The reduction in amounts due appears to be related to the adoption of a New York City tax law based on disclosures provided on pages 79 and 175. Please address the following:
    *   Please tell us the nature of this tax law and why it led to the reduction in amounts due under the tax receivable agreement;
    *   Please tell us whether it is a newly enacted law. If not, please help us understand why it would not have previously been adopted; and

- Please help us understand how you determined the amount of reduction in your tax receivable agreement liability as a result of this law.

6. Your income (loss) before provision (benefit) for taxes appears to be materially impacted by net gains from fund investment activities. For example, net gains from fund investment activities decreased by $487.1 million from the year ended December 31, 2010 to the year ended December 31, 2011 compared to income before provision for taxes of $77.3 million during the year ended December 31, 2011. In this regard, please provide a more comprehensive discussion and analysis of the investment activities generating these amounts for each period presented to allow investors to understand the material factors affecting the amounts recognized, realized and unrealized, and any material uncertainties or trends that may impact future results. To the extent necessary, please separately discuss gross realized gains, gross realized losses, gross unrealized gains, gross unrealized losses, gross unrealized gains reversed, and unrealized losses reversed. It may also be necessary to provide a detailed discussion of the funds and/or the funds' underlying investments to fully analyze the components of this line item.

Segment Analysis
Private Equity, page 83

7. In your discussion of Assets Under Management on page 86, you refer to the inclusion of non fee-earning co-investment assets as a result of a change in methodology implemented during the fourth quarter of 2011. Please help us understand the change and what impact the change had on your assets under management and correspondingly results of operations.

Financial Statements
Consolidated Statement of Changes in Partners' Capital, page 133

8. The total other comprehensive income (loss) line item appears to represent total comprehensive income (loss). Please advise or revise the title as necessary.

9. Please clearly indicate which columns are included in equity attributable to The Blackstone Group L.P. See ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

10. The amounts reported under the non-controlling interests in consolidated entities column for net income do not agree to the amounts reported on your statements of operations. In addition, the sum of the net income (loss) and currency translation adjustment amounts reported in the non-controlling interests columns do not equal to the amount of comprehensive income (loss) attributable to non-controlling interests presented on this statement. It appears that the amounts currently presented for net income (loss) and currency translation adjustment under the appropriated partners' capital column should be reflected instead under a non-controlling interest column. Reclassification adjustments should then be

made from the non-controlling interest column to the appropriated partners' capital for each of these amounts. Please advise or revise as necessary.

11. Please tell us what consideration you gave to separately presenting comprehensive income (loss) attributable to redeemable non-controlling interests in consolidated entities.

Item 11. Executive Compensation
Summary Compensation Table, page 212

12. Refer to footnote (b) disclosure on page 212. Unlike the 2010 Summary Compensation Table where the amounts disclosed in the "All Other Compensation" column represented the amount of compensation expense (positive or negative) recorded by you on an accrual basis in respect of carried interest allocations, you now disclose the cash payments in respect of carried interest or incentive fee allocations relating to your Performance Plans. Please explain to us the reasons for the change in the disclosure. We may have additional comments following the review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief